MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006


Randall A. Mackey
rmackey@mpwlaw.com



                                 April 24, 2007



VIA EDGAR

Thomas A. Jones, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Comments:         Re:   Paradigm Medical Industries, Inc.
                        Amendment No. 3 to Registration Statement on Form SB-2
                        Filed April 16, 2007
                        File No. 333-137334

Dear Mr. Jones:

         We are in receipt of the Staff's letter dated April 24, 2007 to Raymond P.L. Cannefax, President and Chief Executive Officer of Paradigm Medical Industries, Inc. (the "Company") with respect to the above-referenced
Registration Statement on Form SB-2 (the "Registration Statement"). We are responding to the Staff's comments in behalf of the Company as set forth below.

         For ease of reference, we have set forth the Staff's comments and the Company's responses below.

Calculation of Registration Fee
-------------------------------

         1. We note your response to prior comment 1. We also note that the second amendment to the registration rights agreement still refers to an agreement "made and entered into" after the registration statement was filed. Please provide us an unconditional opinion of counsel regarding when the amendment was legally binding under applicable contract law.

         In response to this comment, please see attached opinion of Company's counsel.

                                         Very truly yours,

                                         /s/ Randall A. Mackey

                                         Randall A. Mackey

cc:      Russell Mancuso
             Securities and Exchange Commission
         Jonathan L. Schechter
             The NIR Group, LLC
         Raymond P.L. Cannefax
             Paradigm Medical Industries, Inc.